Mail Stop 3561

								October 5, 2005

Mark Nordlicht, Chairman of the Board
Platinum Energy Resources, Inc.
152 West 57th Street, 54th Floor
New York, New York 10019

      Re:	Platinum Energy Resources, Inc.
		Registration Statement on Form S-1
		Amendment No. 4 filed September 30, 2005
      File No. 333-125687

Dear Mr. Nordlicht:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the EDGAR marked copy.

General

1. Please tell us the factors you considered in determining to value this offering at $144,000,000. What factors did you consider when determining that you might need $131,760,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established in April of
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Platinum Energy Resources. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

2. We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for Casimir Capital L.P. and Cantor Fitzgerald & Co. to purchase a total of up to 900,000 units.
Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

Table of Contents

3. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus."

Prospectus Summary

4. We note your disclosure referencing the possibility that the company will be raising additional funds in order to consummate a business combination through the sale of securities or through loan arrangements. Discuss whether this is considered by the company to be a likely occurrence and if so how such an expectation relates to the company`s determination to raise $144,000,000 in this offering.
We may have further comment.

5. We note the disclosure that officers and directors have agreed to vote their shares "in accordance with the majority." Please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public stockholder vote? Does it mean something else?




Use of Proceeds, page 16

6. We note your response to our previous comment 4 and we reissue the comment. We note the statement in the middle of page 17 that "[i]n addition, it is also possible that we could use the funds not in the trust account to pay finders fees..." If applicable, in the use of proceeds table, please include finders fees under the line item "Working capital to cover miscellaneous expenses..."

Exhibits

7. Please advise us of the status of the letter confirming the agreement of Mr. Nordlicht to purchase warrants of Platinum Energy Resources. See Exhibit 10.14.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding the financial statements and related matters.  Please contact Thomas Kluck at
(202)
551-3233 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director

cc:	Kenneth R. Koch, Esq.
	Fax: (212) 983-3115
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Mark Nordlicht
Platinum Energy Resources, Inc.
October 5, 2005
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